Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statements (No. 333-114884 and No. 333-157708) on Form S-8 of Tennant Company Retirement Savings Plan of our report dated June 28, 2016, with respect to the statements of net assets available for benefits of Tennant Company Retirement Savings Plan as of December 31, 2015 and 2014, the related statement of changes in net assets available for benefits for the year ended December 31, 2015, and supplemental schedules of assets (held at end of year) and delinquent participant contributions as of or for the year ended December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of the Tennant Company Retirement Savings Plan.

/s/ CliftonLarsonAllen LLP
Minneapolis, MN
June 28, 2016